UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TILE SHOP HOLDINGS, INC.

 (Name of Issuer)

Common Stock, par value $0.0001

 (Title of Class of Securities)

88677Q109

 (CUSIP Number)

Louise Mary Garbarino
Nabron International Inc.
2nd Floor, Le Prince de Galles
3-5 Avenue des Citronniers
MC98000 Monaco

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 4, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Nabron International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,078,065 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,078,065 (2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,078,065 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D/A is filed by Nabron International Inc. (“Nabron”), Raymond Long Sing Tang (“Tang”), Jill Marie Franklin (“Franklin”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Tang, and Franklin, sometimes referred to hereinafter as the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of common stock, par value $0.0001 per share (“Common Stock”) of Tile Shop Holdings, Inc. (the “Issuer”) held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 51,437,973 shares of Common Stock issued and outstanding, as disclosed in the Issuer’s Form 10-K filed on February 26, 2016.

CUSIP NO. 88677Q109	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,078,065 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,078,065 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,078,065 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 51,437,973 shares of Common Stock issued and outstanding, as disclosed in the Issuer’s Form 10-K filed on February 26, 2016.

CUSIP NO. 88677Q109	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Jill Marie Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,078,065 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,078,065 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,078,065 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 51,437,973 shares of Common Stock issued and outstanding, as disclosed in the Issuer’s Form 10-K filed on February 26, 2016.

CUSIP NO. 88677Q109	Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,078,065 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,078,065 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,078,065 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 51,437,973 shares of Common Stock issued and outstanding, as disclosed in the Issuer’s Form 10-K filed on February 26, 2016.

CUSIP NO. 88677Q109	Page 6 of 8 Pages

Item 1.                      Security and Issuer.

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”), as previously amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 19, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on April 12, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2013 (“Amendment No. 3”), Amendment No. 4 filed with the Commission on June 18, 2013 (“Amendment No. 4”), Amendment No. 5 filed with the Commission on July 7, 2015 (“Amendment No. 5”), Amendment No. 6 filed with the Commission on September 15, 2015 (“Amendment No. 6”) and Amendment No. 7 filed with the Commission on November 12, 2015 (“Amendment No. 7”)..  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule.  All items or responses not described herein remain as previously reported in the Initial Schedule, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7.

Item 2.                      Identity and Background.

(a)         The persons and entities filing this Amendment No. 8 to the Initial Schedule are Nabron International Inc. ("Nabron"), Raymond Long Sing Tang ("Tang"), Jill Marie Franklin ("Franklin"), and Louise Mary Garbarino ("Garbarino" and, together with  Nabron, Tang, and Franklin, the "Reporting Persons").

(b)         The address of the principal place of business of each of the Reporting Persons is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

(c)         The principal business of Nabron is investing.  The principal occupation of Tang is investing.  The principal occupation of Franklin is investing.  The principal occupation of Garbarino is investing.

(d)         None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)         Nabron is incorporated in the Bahamas.  Tang is a citizen of the United Kingdom.  Franklin is a citizen of the United Kingdom.  Garbarino is a citizen of the United Kingdom.

Item 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP NO. 88677Q109	Page 7 of 8 Pages

Item 4.                      Purpose of Transaction.

Item 4 of the Initial Schedule, as amended by Amendment No. 1 , Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is hereby amended and supplemented to add the following:

On various dates from February 22, 2016 through and including March 10, 2016, Nabron sold an aggregate of 854,472 shares of Common Stock of the Issuer representing 1.7% of the total issued and outstanding shares of Common Stock of the Issuer as reported in Issuer’s most recent Form 10-K filed with the Commission on February 26, 2016.

Item 5.                      Interests in Securities of the Issuer.

(a), (b)                    The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(c)         Nabron made the following sales (and no purchases) of Common Stock during the past 60 days:

Trade Date	Number of Shares Sold	Price per Share	Where and How Transaction Effected
2/22/2016	50,000	$13.2150	Open Market Sale
2/23/2016	80,000	$13.2105	Open Market Sale
2/24/2016	100,000	$12.9200	Open Market Sale
3/1/2016	80,000	$12.8228	Open Market Sale
3/2/2016	80,000	$12.7382	Open Market Sale
3/3/2016	80,000	$13.2175	Open Market Sale
3/4/2016	100,000	$13.4292	Open Market Sale
3/7/2016	80,000	$13.2937	Open Market Sale
3/8/2016	21,217	$12.8960	Open Market Sale
3/9/2016	150,000	$14.3261	Open Market Sale
3/10/2016	33,255	$14.0594	Open Market Sale

(d)         None.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP NO. 88677Q109	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           March 14, 2016

For and on behalf of NABRON INTERNATIONAL INC. By: /s/ Jill Marie Franklin Jill Marie Franklin Authorized Signatory
By: /s/ Louise Mary Garbarino Louise Mary Garbarino Authorized Signatory
/s/ Raymond Long Sing Tang Raymond Long Sing Tang
/s/ Jill Marie Franklin Jill Marie Franklin
/s/ Louise Mary Garbarino Louise Mary Garbarino